

September 30, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AA MISSION ACQUISITION CORP. II, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-half of one warrant

- Class A ordinary shares, par value $0.0001 per share

- Warrants, each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com